EXHIBIT 99.1: PRESS RELEASE
LDK Solar Reports Financial Results for Second Quarter 2009
Xinyu City, China and Sunnyvale, California, August 12, 2009 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today reported its unaudited financial results for the second quarter ended June 30, 2009.
All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Recent Highlights:
•	Second quarter 2009 revenue was $228.3 million;

•	Shipped 231.7 MW of wafers, up 20.9% year-over-year;

•	Secured a RMB 500 million (equivalent to approximately US$73 million) short-term loan from The Export-Import Bank of China, and an RMB 500 million three-year loan from Huarong International Trust Co., Ltd.;

•	And reached mechanical completion of the first 5,000 metric ton (MT) train in its 15,000 MT annualized capacity polysilicon plant in Xinyu, China.
Net sales for the second quarter of fiscal 2009 were $228.3 million, compared to $283.3 million for the first quarter of fiscal 2009, and $ 441.7 million for the second quarter of fiscal 2008.
For the second quarter of fiscal 2009, gross profit was negative $205.5 million, compared to $4.9 million in the first quarter of fiscal 2009, and $112.3 million for the second quarter of fiscal 2008.
During the preparation of its second quarter 2009 financial results, LDK Solar’s management determined that an inventory write-down and loss on firm purchase commitments of polysilicon materials of approximately $175.8 million and $16.7 million, respectively, was required as a result of the continued rapid market price decline for solar wafers. As a result, gross margin and results from operations were negatively impacted in the second quarter of fiscal 2009.
Gross margin for the second quarter of fiscal 2009 was negative 90.0%, compared to 1.7% in the first quarter of fiscal 2009 and 25.4% in the second quarter of fiscal 2008.
Loss from operations for the second quarter of fiscal 2009 was $235.0 million, compared to a loss of $16.1 million for the first quarter of 2009, and compared to income from operations of $100.3 million for the second quarter of fiscal 2008.
Operating margin for the second quarter of fiscal 2009 was negative 102.9% compared to negative 5.7% in the first quarter of fiscal 2009 and 22.7% in the second quarter of fiscal 2008.
Excluding the inventory write-down and loss on firm purchase commitments of polysilicon materials, gross profit was negative $13.0 million, or a gross margin of negative 5.7% for the second quarter of 2009 and loss from operation was $42.5 million, or an operating margin of negative 18.6% for the second quarter of 2009.
Income tax benefit for the second quarter of fiscal 2009 was $29.5 million, compared to income tax benefit of $1.6 million in the first quarter of fiscal 2009.
Net loss for the second quarter of fiscal 2009 was $216.9 million, or $2.03 per diluted ADS, compared to a net loss of $22.5 million, or $0.21 per diluted ADS for the first quarter of fiscal 2009.
LDK Solar ended the second quarter of 2009 with $265.7 million in cash and cash equivalents and $123.0 million in short-term pledged bank deposits.
“Our results for the second quarter of 2009 reflect the prevailing operational challenges for the solar industry. The continued decline in prices for solar wafers impacted our top and bottom lines and required an additional inventory write-down for the company, which significantly impacted our margins in the second quarter,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “As part of our ongoing efforts to realign our near-term strategy and operations with current industry dynamics, we remained focused on improving our cost structure, increasing wafer sales and ramping up polysilicon production.

“During the second quarter, we took a measured approach to capital spending and proceeded with implementing our curtailed manufacturing expansion plans. We believe this approach allows us to improve our strategic positioning while continuing to best serve our customers. We continued to ramp our polysilicon production and also achieved mechanical completion for the first 5,000 MT train of our 15,000 MT plant. Construction is proceeding as planned and we look forward to the cost savings benefits that we will realize once larger scale in-house polysilicon production commences,” continued Mr. Peng.
“We are encouraged by a number of recent developments in the solar industry. Demand for solar wafers is beginning to turn more positive. The current momentum surrounding China’s Golden Sun solar subsidy program reflects the long-term confidence in the local solar industry. We believe that we are well positioned during this critical early stage of development of the PV industry in China, and we are pleased to be negotiating contracts for a number of local projects. During the quarter, we also made significant strides in further diversifying our business by collaborating on a number of PV development projects, particularly in the fast growing European markets. As we continue to evolve as a leader in the solar industry, we look forward to expanding our growth opportunities once we overcome the near-term industry challenges,” concluded Mr. Peng.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.
For the third quarter of fiscal 2009, LDK Solar estimates its revenue to be in the range of $240 million to $270 million with wafer shipments between 260 MW to 300 MW and module shipments between 10 MW to 20 MW.
Conference Call Details
The LDK Solar Second Quarter 2009 teleconference and webcast is scheduled to begin at 5:00 p.m. Eastern Time (ET), on August 12, 2009. To listen to the live conference call, please dial 888-549-7704 (within U.S.) or 480-629-9857 (outside U.S.) at 4:50 p.m. ET on August 12, 2009. An audio replay of the call will be available to investors through August 14, 2009, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the passcode 4124368#.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Information
(In US$’000, except share and per share data)

	6/30/2009	3/31/2009
Assets
Current assets
Cash and cash equivalents	265,662	184,382
Pledged bank deposits	122,999	114,358
Trade accounts receivable	242,138	187,157
Bills receivable	642	3,291
Inventories	384,126	548,812
Prepayments to suppliers, net	79,163	140,953
Other current assets	114,449	105,490
Deferred income tax assets, net	79,360	47,560

Total current assets	1,288,539	1,332,003
Property, plant and equipment, net	2,255,388	1,968,828
Deposits for purchases of property, plant and equipment	109,896	215,954
Intangible asset, net	966	1,001
Land use rights	164,846	111,192
Prepayments to suppliers expected to be utilized beyond one year, net	31,666	32,702
Pledged bank deposits — non-current	49,947	49,918
Debt issuance costs, net	6,690	7,562
Investment in an associate and a joint venture	63,504	13,582
Deposits relating to sales and leaseback transactions	7,319	7,314
Deferred income tax assets	—	375

Total assets	3,978,761	3,740,431

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	1,189,902	972,294
Bills payable	162,509	94,009
Trade accounts payable	128,266	132,618
Advance payments from customers, current portion	258,438	267,416
Accrued expenses and other payables	548,870	470,623
Due to a related party	647	2,193
Income tax payable	914	883
Other financial liabilities	19,252	18,783

Total current liabilities	2,308,798	1,958,819

	6/30/2009	3/31/2009
Convertible senior notes	400,000	400,000
Debt discount	(11,391)	(12,875)
Long-term bank borrowings, excluding current installments	247,406	139,606
Obligations under capital leases, excluding current installments	30,472	35,292
Advance payments from customers — non-current	423,491	441,866
Other liabilities	15,333	3,419
Deferred income tax liability	4,556	2,704

Total liabilities	3,418,665	2,968,831

Equity
LDK Solar Co., Ltd. shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 113,501,049 shares issued; 113,212,122 and 113,110,516 shares outstanding as of June 30, 2009 and March 31, 2009, respectively	11,321	11,311
Additional paid-in capital	473,268	468,541
Statutory reserve	29,676	29,676
Accumulated other comprehensive income	83,736	83,102
(Accumulated deficit)/Retained earnings	(37,919)	178,970

Total LDK Solar Co., Ltd. shareholders’ equity	560,082	771,600
Noncontrolling interests	14	—

Total equity	560,096	771,600

Total liabilities and shareholders’ equity	3,978,761	3,740,431

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the Three Months Ended
	6/30/2009	3/31/2009

Net sales	228,298	283,262
Cost of goods sold	(433,819)	(278,339)

Gross (loss) profit	(205,521)	4,923
Selling expenses	(954)	(702)
General and administrative expenses	(26,506)	(17,250)
Research and development expenses	(2,018)	(3,106)

Total operating expenses	(29,478)	(21,058)

Loss from operations	(234,999)	(16,135)
Other income (expenses):
Interest income	394	693
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(12,899)	(11,370)
Foreign currency exchange gain (loss), net	752	(508)
Government subsidy	360	3,247
Others	(40)	(61)

Loss before income tax	(246,432)	(24,134)
Income tax benefit	29,543	1,639

Net loss	(216,889)	(22,495)

Net loss per ADS, Diluted	$(2.03)	$(0.21)

About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801